December 16, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Spectrum Fund, Inc. (“Registrant”) on behalf of:

  T. Rowe Price Spectrum Growth Fund

  T. Rowe Price Spectrum Income Fund

  T. Rowe Price Spectrum International Fund (collectively, the “Funds”)

 File Nos.: 033-10992/811-4998

Dear Mr. Sutcliffe:

The following is in response to your comments provided on December 11, 2020, regarding the preliminary proxy statement and accompanying materials (“Proxy Statement”) for the above listed Funds that was filed with the SEC on December 4, 2020 (“Filing”). As noted in our cover letter submitted with the Filing, effective January 4, 2021, the T. Rowe Price Spectrum Growth Fund will change its name to the T. Rowe Price Spectrum Diversified Equity Fund and the T. Rowe Price Spectrum International Fund will change its name to the T. Rowe Price Spectrum International Equity Fund. The Proxy Statement relates to a special meeting of the Funds’ shareholders to be held on February 10, 2021, and is expected to begin mailing to shareholders on January 4, 2021. Your comments on the Filing and our responses are set forth below.

Comment:

We request that you provide a reasonable reproduction of these comments as stated, along with your responses to our comments, and file them as correspondence in EDGAR. If there are any changes made to the Proxy Statement in response to these comments, please file a redlined version of the Proxy Statement showing how each comment was incorporated (as applicable) in EDGAR along with your responses to these comments.

Response:

We have included a redlined version of the Proxy Statement as an attachment to this response letter.

Comment:

The shareholder letter and Proxy Statement indicate that the shareholder meeting will be conducted virtually. In connection with recent SEC guidance on virtual shareholder meetings, please confirm that you have reviewed applicable state law requirements and the Funds’ governing documents and determined that a virtual shareholder meeting is permitted.

Response:

We confirm that we have reviewed applicable state law and the Funds’ governing documents and determined that a virtual shareholder meeting is permitted.

Comment:

In the second paragraph of the shareholder letter, it states: “The purpose of the proposal is to change each Fund’s overall expense restructure. The staff believes that “restructure” should be changed to “structure.”

Response:

We will change “restructure” to “structure.”

Comment:

On page 9 of the Proxy Statement, it states: “Because the Current IMAs are relatively old, there are other non-material changes to the New IMAs that reflect more modern language typically used in investment management agreements for similar fee arrangements.”

Please be more specific than “relatively old.” In addition, under Item 22(c)(1)(i) of Schedule 14A, disclose the date of the contract and the date on which it was last submitted to a vote of security holders of the Fund, including the purpose of such submission.

Response:

We intend to add the following disclosure:

The Current IMAs for the T. Rowe Price Spectrum Diversified Equity Fund and T. Rowe Price Spectrum Income Fund were first adopted and approved by each Fund’s initial sole shareholder on July 1, 1991, and the Current IMA for the T. Rowe Price Spectrum International Equity Fund was first adopted and approved by the Fund’s initial sole shareholder on October 25, 2000. Until the proposal outlined in this Proxy Statement and since their initial adoption, the Current IMAs have not been submitted to shareholders for approval of any changes. Each Fund’s Current IMA has been renewed on an annual basis through approval by the Board, including a majority of the Board’s independent directors. Because the Current IMAs were adopted in 1991 and 2000, there are other non-material changes to the New IMAs that reflect more modern language typically used in investment management agreements for similar fee arrangements.

Comment:

In the Board considerations section beginning on page 9 of the Proxy Statement, the disclosure uses the singular “Fund” at times when plural may be more appropriate.

Response:

We will go through this section thoroughly to ensure that the use of Fund is appropriately either singular or plural.

Comment:

The disclosure on page 10 indicates that the Funds’ performance was deemed satisfactory by the Board. Clarify if there was any negative information in this area that the Board reviewed.

Response:

There was no material negative information reviewed by the Board in connection with its review of the Funds’ performance when it approved the continuation of the Funds’ Current IMAs. The Board receives performance information throughout the year from the Funds’ investment adviser and the information provided by Broadridge at the most recent 15(c) meeting indicated that the Funds performed reasonably well in comparison to other funds in their performance universe (e.g., most periods showed the Funds were in either the second or third quintile).

Due to the changing nature of market conditions and relative fund performance, the independent directors, in conjunction with independent legal counsel, have determined to approach assessment of fund performance by classifying each fund in their shareholder reports as being in one of two categories – either satisfactory or less than satisfactory. The information reviewed by the Board supports the classification of satisfactory performance and we believe the Proxy Statement disclosure should match what was disclosed in the Funds’ shareholder reports. As a result, we do not intend to make any changes to the Proxy Statement in response to this comment.

Comment:

On page 13, the material factors considered by the Board in approving the New IMAs is provided in summary form. You should instead disclose the full Board considerations in approving the New IMAs.

Response:

We will include more comprehensive disclosure setting forth the material factors and conclusions that formed the basis for the Board’s approval of the New IMAs, consistent with what will appear in the next shareholder report in accordance with section 15(c) of the Investment Company Act of 1940.

Comment:

On page 18, please provide an explanation of likely courses of action if one or more Fund’s shareholders do not approve the new agreement.

Response:

We intend to add the following disclosure:

If shareholder approval is not timely obtained for one of the Funds, it is expected that the New IMA will still become effective in mid- to late March 2021 for any Fund for which shareholder approval has been obtained. The Shareholder Meeting may be adjourned beyond this date solely with respect to a Fund that is still seeking shareholder approval to permit additional solicitation efforts.

Comment:

The Proxy Statement should include the information required by Item 22(c)(2) of Schedule 14A, which requires that the Proxy Statement disclose the name, address, and principal occupation of the principal executive officer and each director or general partner of the investment adviser.

Response:

We will include this information.

Comment:

The Proxy Statement should include the information required by Item 22(c)(3) of Schedule 14A, which requires that the Proxy Statement disclose the names and addresses of all parents of the investment adviser and show the basis of control of the investment adviser and each parent by its immediate parent. If any person named is a corporation, include the percentage of its voting securities owned by its immediate parent.

Response:

We will include this information.

Comment:

The Proxy Statement should include the information required by Item 22(c)(5) of Schedule 14A, which requires that the Proxy Statement disclose the name of each officer or director of the Funds who is an officer, employee, director, general partner or shareholder of the investment adviser. As to any officer or director who is not a director or general partner of the investment adviser and who owns securities or has any other material direct or indirect interest in the investment adviser or any other person controlling, controlled by or under common control with the investment adviser, describe the nature of such interest.

Response:

We will include this information.

Comment:

The Proxy Statement should include the information required by Item 22(c)(10) of Schedule 14A, which requires that if the investment adviser acts as such with respect to any other fund having a similar investment objective, the Proxy Statement should identify and state the size of such other fund and the rate of the investment adviser’s compensation. Also indicate for any fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response:

T. Rowe Price Associates, Inc. does not currently act as investment adviser to any mutual funds that have similar investment objectives and investment programs as the Funds. As a result, we do not intend to include disclosure in response to Item 22(c)(10) of Schedule 14A.

Comment:

The Proxy Statement should include the information required by Item 22(c)(13) of Schedule 14A, which requires that the Proxy Statement disclose for the most recently completed fiscal year, the aggregate amount of commissions paid to any affiliated broker and the percentage of the Fund’s aggregate brokerage commissions paid to any such affiliated broker.

Response:

Because no commissions were paid to affiliated brokers, we intend to add the following disclosure:

For the fiscal year ended December 31, 2019, the Funds did not pay any commissions to affiliated brokers.

Comment:

The Proxy Statement should include the information required by Item 22(c)(14) of Schedule 14A, which requires that the Proxy Statement disclose the amount of any fees paid by the Fund to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund (other than under the investment advisory contract or for brokerage commissions). State whether these services will continue to be provided after the investment advisory contract is approved.

Response:

We will include this information.

Comment:

In Exhibit A, confirm that the fees set forth are current as prescribed by Item 22(a)(3)(iv) of Schedule 14A.

Response:

We confirm that the fees shown in Exhibit A are current as prescribed by Item 22(a)(3)(iv) of Schedule 14A.

Comment:

In Exhibit B, confirm that the shareholder account fee referenced in section 4 of the amended and restated IMAs relates to the $20 account fee referred to in the Proxy Statement.

Response:

We confirm that the shareholder account fee referenced in section 4 of the amended and restated IMAs relates to the $20 account fee referred to in the Proxy Statement (see e.g., footnote (a) to the fee tables shown in Exhibit A).

Comment:

On the proxy cards that are sent to shareholders, please make sure that “For,” “Against,” and “Abstain” appropriately appear above the check boxes.

Response:

We confirm that the proxy cards being mailed to shareholders will include the necessary voting boxes with “For,” “Against,” and “Abstain” above the boxes.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.